

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Jason Hanson
Chief Executive Officer
enGene Holdings Inc.
7171 Rue Frederick Banting
Saint-Laurent, QC H4S 1Z9, Canada

Re: enGene Holdings Inc.
Registration Statement on Form S-4
Exhibit Nos. 10.13 and 10.14
Filed August 9, 2023
File No. 333-273851

Dear Jason Hanson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Howard A. Kenny, Esq.